SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated April 04, 2007, of Rule 8.1 - Scottish Power PLC

                                                                        FORM 8.1

        DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES

                  FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS

                 (Rules 8.1(a) and (b)(i) of the Takeover Code)

1.         KEY INFORMATION

Name of person dealing (Note 1)            See attached schedule

Company dealt in                           Scottish Power plc

Class of relevant security to which the    Ordinary Shares of 42p
dealings being disclosed relate (Note 2)

Date of dealing                            See attached schedule

2.         INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)  Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

                                         Long                    Short
                             Number        (%)        Number         (%)

(1) Relevant securities      N/A           N/A        N/A        N/A

(2) Derivatives (other than
    options)                 N/A           N/A        N/A        N/A

(3) Options and agreements
    to purchase/sell         N/A           N/A        N/A        N/A

Total                     See attached schedule    See attached schedule

(b)  Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

                                         Long                    Short
                             Number        (%)        Number         (%)

(1) Relevant securities      N/A           N/A        N/A        N/A

(2) Derivatives (other than
    options)                 N/A           N/A        N/A        N/A

(3) Options and agreements
    to purchase/sell         N/A           N/A        N/A        N/A

Total                        N/A           N/A        N/A        N/A

(c)  Rights to subscribe (Note 3)

Class of relevant security:                    Details

Ordinary Shares of 42p each                    See attached schedule

3.   DEALINGS (Note 4)

(a)  Purchases and sales

Purchase/sale             Number of securities         Price per unit (Note 5)

See attached schedule     See attached schedule        See attached schedule

(b)  Derivatives transactions (other than options)

Product name,    Long/short        Number of securities     Price per unit)
e.g. CFD         (Note 6)          (Note 7)                 (Note 5)

N/A              N/A               N/A                      N/A

(c)  Options transactions in respect of existing securities

(i)  Writing, selling, purchasing or varying

Product   Writing,    Number of  Exercise Type,     Expiry Option
name,e.g. selling,    securities price    e.g.      date   money
call      purchasing, to which            American,        paid/
option    varying     the option          European         received
          etc.        relates             etc.             per unit)
                      (Note 7)                             (Note 5

N/A       N/A         N/A         N/A     N/A       N/A     N/A

(ii) Exercising

Product name,      Number of         Exercise price per unit
e.g. call          securities        (Note 5)
option

N/A                N/A               N/A

(d)   Other dealings (including new securities) (Note 4)

Nature of transaction        Details         Price per unit
(Note 8)                                     (if applicable)
                                             (Note 5)

N/A                          N/A             N/A

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9)             NO

Date of disclosure                                      4 April 2007

Contact name                                            Rhona Gregg

Telephone number                                        0141 566 4733

Name of offeree/offeror with which associated           Scottish Power plc

Specify category and nature of associate status
(Note 10)                                               Category 3 - Person
                                                        Disclosing Managerial
                                                        Responsibility

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

                                Schedule

SCOTTISH POWER PLC

NOTIFICATION OF A TRANSACTION OF A PERSON DISCHARGING MANAGERIAL RESPONSIBILITY

Scottish Power plc ("the Company") announces that on 4 April 2007, Mrs Karen
MacDiarmid (wife of Mr Willie MacDiarmid) sold 3,000 shares at GBP8.17 per share. Mr MacDiarmid's resultant shareholding, including those of his spouse, in the company is less than 1% of the issued share capital of Scottish Power plc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: April 04, 2007	By:	/s/ Mrs Sheelagh Duffield
Mrs Sheelagh Duffield
Company Secretary